1. **Schedule E of FORM SBSE, Other Business Locations**

[X] Add	[ ] Delete	[ ] Amendment
Effective Date: 02/18/2020	4.	Street:
Street: KING FAHAD ROAD		P.O. Box (if applicable), Suite, Floor:
P.O. Box (if applicable), Suite, Floor: P.O.BOX 5000		City, State/Country, Zip Code +4/Postal Code:
City, State/Country, Zip Code +4/Postal Code: RIYADH, SAUDI ARABIA, 12361-6858	5.	Institution Name:
Responsible Associated Person:	MOHAMMED HIJAZI	